

May 22, 2015

<u>Via E-mail</u>
Donald Walford
President and Chief Executive Officer
T-Rex Oil, Inc.
520 Zang St., Suite 250
Broomfield, CO 80021

> **Re: T-Rex Oil, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K12G3**
> **Filed May 13, 2015**
> **Form 8-K**
> **Filed April 1, 2015**
> **File No. 0-51425**

Dear Mr. Walford:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Current Report on Form 8-K12G3 filed May 13, 2015

Summary of Oil and Natural Gas Properties and Projects, page 6

Developed and Undeveloped Acreage, page 6

1.   We note your response to prior comment 1, including the revisions in Amendment No. 2 to your acreage and ownership interests. However, we note certain discrepancies continue to exist between the figures in the tabular presentation on page 6 and corresponding figures disclosed in the narrative description of the properties provided on pages 7 through 8. Please advise or revise your disclosure regarding the inconsistencies in your figures.

2.   We note in response to prior comment 2 that you have revised the tabular presentation of your acreage on page 6 of Amendment No. 2. However, your disclosure of "developed" acreage for Kimball County, Nebraska appears inconsistent with the disclosure provided on page 8. This disclosure indicates that you have an agreement to participate in the drilling of future development wells, but does not otherwise indicate there are any wells currently on your acreage that have been drilled or completed to a point that would permit the production of economic quantities of oil or gas. As such, the Kimball County acreage would be deemed undeveloped pursuant to the guidance in Item 1208(c)(4) of Regulation S-K.

Given the foregoing, please advise or revise the tabular presentation of developed and undeveloped acreage on page 6 to resolve inconsistencies in the classification of acreage for Kimball County, Nebraska to conform to Item 1208(b) of Regulation S-K.

Productive Wells, page 6

3.   We note in response to prior comment 3 that you have revised the tabular presentation of your productive wells on page 6 of Amendment No. 2. However, your disclosure of 2 gross and 1.65 net productive oil wells for Sioux County, Nebraska appears inconsistent with the disclosure provided elsewhere on pages 7 and 8 that indicates you acquired one oil well that produces intermittently. We also note disclosure that indicates you have two future wells that are prospective for oil on your acreage. However, if these wells have not been drilled and completed and are producing or mechanically capable of production at your reporting date, these wells would not be deemed to be productive wells pursuant to the guidance in Item 1208(c)(3) of Regulation S-K. Based on the information provided on pages 7 and 8, it appears that you may have 1 gross and 1 net productive oil well relating to the Sioux County, Nebraska acreage.

Given the foregoing, please advise or revise the tabular presentation of productive wells on page 6 to resolve inconsistencies relating to the number of productive oil wells currently attributable to your acreage and working interest in Sioux County, Nebraska to conform to Item 1208(a) of Regulation S-K.

Form 8-K filed April 1, 2015

4.   We note that you entered into an agreement to acquire Western Interior Oil & Gas Corp. ("WIOG") on March 28, 2015 in exchange for shares of your restricted common stock. Disclosure in your Form 8-K states that financial statements for WIOG will be filed by amended Form 8-K prior to May 31, 2015. We may have comments after reviewing these financial statements. Also, please provide us with an analysis explaining how you intend to account for this acquisition pursuant to FASB ASC 805-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding issues related to the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director